UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Blue Nile, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)

09578R103
(CUSP Number)
Mark C. Vadon
c/o Blue Nile, Inc.
411 First Avenue South, Suite 700
Seattle, WA 98104
Telephone: (206) 336-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2013
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSP No. 09578R103

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Mark Christopher Vadon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) SC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 231,905(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 231,905(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,905 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.79%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 128,466 shares of Common Stock, issuable upon the exercise of options that are exercisable within 60 days of November 12, 2013 and 1,164 restricted stock units releasable within 60 days of November 12, 2013 (after this time period, there remains 2,329 unvested restricted stock units ("RSUs")).
(2) This percentage is calculated based upon 12,803,661 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed on November 5, 2013.

Explanatory Note: This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D previously filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2012 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
“Item 5. Interest in Securities of the Issuer” of Schedule 13D is hereby amended and restated as follows:

(a)
Mr. Vadon is the beneficial owner of 231,905 shares of Common Stock, representing 1.79% of the outstanding Common Stock. Mr. Vadon’s ownership includes 102,275 shares of Common Stock held directly and 129,630 shares of Common Stock issuable upon the exercise of options and release of RSUs that are exercisable or releasable within 60 days of November 12, 2013. All percentages in this paragraph relating to beneficial ownership of Common Stock are based on 12,803,661 shares of Common Stock outstanding as of October 30, 2013, as reported in Issuer’s quarterly report on Form 10-Q filed on November 5, 2013. The amount of additional shares of Common Stock that Mr. Vadon has the right to acquire within 60 days of November 12, 2013 (129,630 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

(b)
Mr. Vadon has the sole power to vote and dispose of all 231,905 shares of Common Stock, including the options. However, the shares of Common Stock underlying the options may not be voted unless and until such options are exercised and RSUs released and such shares are issued.

(c)	Since April 30, 2012, the filing date of his prior Schedule 13D, Mr. Vadon has effected the following transactions in the Common Stock:

Date of Transaction	Type of Transaction	Quantity	Price Per Share (excluding commissions) (1)($)	How Effected
5/18/2012	Grant of Options	11,519	N/A	N/A
5/22/2013	Grant of Restricted Stock Units	4,657	N/A	N/A
8/13/2013	Exercise of stock options	585	N/A	N/A
8/13/2013	Sale	585	38.5184	Open Market
8/14/2013	Exercise of stock options	1,784	N/A	N/A
8/14/2013	Sale	1,784	38.5773	Open Market
8/15/2013	Exercise of stock options	32,009	N/A	N/A
8/15/2013	Sale	32,009	38.5012	Open Market
8/20/2013	Exercise of stock options	2,840	N/A	N/A
8/20/2013	Sale	2,840	38.4062	Open Market
8/21/2013	Exercise of stock options	9,003	N/A	N/A
8/21/2013	Sale	9,003	38.5191	Open Market
8/22/2013	Exercise of stock options	23,843	N/A	N/A
8/22/2013	Sale	23,843	38.2915	Open Market
8/22/2013	Vest of Restricted Stock Units	1,164	N/A	N/A
8/26/2013	Exercise of stock options	7,500	N/A	N/A

Date of Transaction	Type of Transaction	Quantity	Price Per Share (excluding commissions) (1)($)	How Effected
8/26/2013	Sale	7,500	37.4648	Open Market
8/27/2013	Exercise of stock options	1,801	N/A	N/A
8/27/2013	Sale	1,801	37.0634	Open Market
8/28/2013	Exercise of stock options	2,501	N/A	N/A
8/28/2013	Sale	2,501	37.4218	Open Market
8/29/2013	Exercise of stock options	13,194	N/A	N/A
8/29/2013	Sale	13,194	37.1978	Open Market
8/30/2013	Exercise of stock options	800	N/A	N/A
8/30/2013	Sale	800	37.0479	Open Market
9/16/2013	Exercise of stock options	7,200	N/A	N/A
9/16/2013	Sale	7,200	38.6969	10b5-1Plan
9/16/2013	Exercise of stock options	6,500	N/A	N/A
9/16/2013	Sale	6,500	38.6908	10b5-1Plan
9/17/2013	Exercise of stock options	7,200	N/A	N/A
9/17/2013	Sale	7,200	38.7196	10b5-1Plan
9/17/2013	Exercise of stock options	6,500	N/A	N/A
9/17/2013	Sale	6,500	38.723	10b5-1Plan
9/18/2013	Exercise of stock options	7,200	N/A	N/A
9/18/2013	Sale	7,200	39.2055	10b5-1Plan
9/18/2013	Exercise of stock options	6,500	N/A	N/A
9/18/2013	Sale	6,500	39.1965	10b5-1Plan
9/18/2013	Exercise of stock options	12,000	N/A	N/A
9/18/2013	Sale	12,000	40.0418	10b5-1Plan
9/19/2013	Exercise of stock options	7,200	N/A	N/A
9/19/2013	Sale	7,200	39.635	10b5-1Plan
9/19/2013	Exercise of stock options	6,500	N/A	N/A
9/19/2013	Sale	6,500	39.6246	10b5-1Plan
9/19/2013	Exercise of stock options	4,400	N/A	N/A
9/19/2013	Sale	4,400	39.8102	10b5-1Plan
9/20/2013	Exercise of stock options	7,200	N/A	N/A
9/20/2013	Sale	7,200	39.8028	10b5-1Plan
9/20/2013	Exercise of stock options	6,500	N/A	N/A
9/20/2013	Sale	6,500	39.7991	10b5-1Plan
9/20/2013	Exercise of stock options	10,402	N/A	N/A
9/20/2013	Sale	10,402	39.9606	10b5-1Plan
9/23/2013	Exercise of stock options	7,200	N/A	N/A
9/23/2013	Sale	7,200	40.6073	10b5-1Plan
9/23/2013	Exercise of stock options	6,500	N/A	N/A
9/23/2013	Sale	6,500	40.6183	10b5-1Plan
9/23/2013	Exercise of stock options	12,500	N/A	N/A
9/23/2013	Sale	12,500	40.614	10b5-1Plan
9/24/2013	Exercise of stock options	7,200	N/A	N/A
9/24/2013	Sale	7,200	39.9349	10b5-1Plan
9/24/2013	Exercise of stock options	6,500	N/A	N/A
9/24/2013	Sale	6,500	39.9339	10b5-1Plan
9/24/2013	Exercise of stock options	12,500	N/A	N/A
9/24/2013	Sale	12,500	39.9963	10b5-1Plan

Date of Transaction	Type of Transaction	Quantity	Price Per Share (excluding commissions) (1)($)	How Effected
9/25/2013	Exercise of stock options	7,200	N/A	N/A
9/25/2013	Sale	7,200	39.9616	10b5-1Plan
9/25/2013	Exercise of stock options	6,500	N/A	N/A
9/25/2013	Sale	6,500	39.9459	10b5-1Plan
9/25/2013	Exercise of stock options	3,198	N/A	N/A
9/25/2013	Sale	3,198	40.0044	10b5-1Plan
9/26/2013	Gift	25,000	N/A	N/A
9/26/2013	Exercise of stock options	2,400	N/A	N/A
9/26/2013	Sale	2,400	41.6312	10b5-1Plan
9/26/2013	Exercise of stock options	4,800	N/A	N/A
9/26/2013	Sale	4,800	41.6312	10b5-1Plan
9/26/2013	Exercise of stock options	6,500	N/A	N/A
9/26/2013	Sale	6,500	41.6276	10b5-1Plan
9/26/2013	Exercise of stock options	2,500	N/A	N/A
9/26/2013	Sale	2,500	41.5817	10b5-1Plan
9/27/2013	Exercise of stock options	6,719	N/A	N/A
9/27/2013	Sale	6,719	41.0226	10b5-1Plan
9/27/2013	Exercise of stock options	481	N/A	N/A
9/27/2013	Sale	481	41.0226	10b5-1Plan
9/27/2013	Exercise of stock options	6,500	N/A	N/A
9/27/2013	Sale	6,500	41.0174	10b5-1Plan
9/27/2013	Exercise of stock options	2,500	N/A	N/A
9/27/2013	Sale	2,500	41.0317	10b5-1Plan
9/30/2013	Exercise of stock options	7,200	N/A	N/A
9/30/2013	Sale	7,200	40.4776	10b5-1Plan
9/30/2013	Exercise of stock options	6,500	N/A	N/A
9/30/2013	Sale	6,500	40.4709	10b5-1Plan
9/30/2013	Exercise of stock options	2,500	N/A	N/A
9/30/2013	Sale	2,500	40.4334	10b5-1Plan
10/1/2013	Exercise of stock options	7,200	N/A	N/A
10/1/2013	Sale	7,200	40.2219	10b5-1Plan
10/1/2013	Exercise of stock options	6,500	N/A	N/A
10/1/2013	Sale	6,500	40.228	10b5-1Plan
10/1/2013	Exercise of stock options	2,500	N/A	N/A
10/1/2013	Sale	2,500	40.2166	10b5-1Plan
10/2/2013	Exercise of stock options	7,200	N/A	N/A
10/2/2013	Sale	7,200	39.5538	10b5-1Plan
10/2/2013	Exercise of stock options	5,000	N/A	N/A
10/2/2013	Sale	5,000	39.5611	10b5-1Plan
10/2/2013	Exercise of stock options	1,500	N/A	N/A
10/2/2013	Sale	1,500	39.5567	10b5-1Plan
10/3/2013	Exercise of stock options	7,200	N/A	N/A
10/3/2013	Sale	7,200	39.2387	10b5-1Plan
10/3/2013	Exercise of stock options	6,500	N/A	N/A
10/3/2013	Sale	6,500	39.2345	10b5-1Plan
10/4/2013	Exercise of stock options	7,200	N/A	N/A
10/4/2013	Sale	7,200	39.3818	10b5-1Plan

Date of Transaction	Type of Transaction	Quantity	Price Per Share (excluding commissions) (1)($)	How Effected
10/4/2013	Exercise of stock options	6,500	N/A	N/A
10/4/2013	Sale	6,500	39.3836	10b5-1Plan
10/7/2013	Exercise of stock options	7,200	N/A	N/A
10/7/2013	Sale	7,200	39.1493	10b5-1Plan
10/7/2013	Exercise of stock options	6,500	N/A	N/A
10/7/2013	Sale	6,500	39.1487	10b5-1Plan
10/8/2013	Exercise of stock options	7,200	N/A	N/A
10/8/2013	Sale	7,200	37.8947	10b5-1Plan
10/8/2013	Exercise of stock options	2,816	N/A	N/A
10/8/2013	Sale	2,816	38.2995	10b5-1Plan
10/9/2013	Exercise of stock options	7,200	N/A	N/A
10/9/2013	Sale	7,200	37.05	10b5-1Plan
10/10/2013	Exercise of stock options	3,400	N/A	N/A
10/10/2013	Sale	3,400	37.2374	10b5-1Plan
10/10/2013	Exercise of stock options	3,800	N/A	N/A
10/10/2013	Sale	3,800	37.4119	10b5-1Plan
10/11/2013	Exercise of stock options	7,200	N/A	N/A
10/11/2013	Sale	7,200	37.2962	10b5-1Plan
10/14/2013	Exercise of stock options	7,200	N/A	N/A
10/14/2013	Sale	7,200	37.4168	10b5-1Plan
10/15/2013	Exercise of stock options	3,641	N/A	N/A
10/15/2013	Sale	3,641	37.0942	10b5-1Plan
10/16/2013	Exercise of stock options	7,200	N/A	N/A
10/16/2013	Sale	7,200	37.4512	10b5-1Plan
10/16/2013	Exercise of stock options	87	N/A	N/A
10/16/2013	Sale	87	38	10b5-1Plan
10/17/2013	Exercise of stock options	7,200	N/A	N/A
10/17/2013	Sale	7,200	38.0542	10b5-1Plan
10/17/2013	Exercise of stock options	6,500	N/A	N/A
10/17/2013	Sale	6,500	38.1234	10b5-1Plan
10/18/2013	Exercise of stock options	7,200	N/A	N/A
10/18/2013	Sale	7,200	39.205	10b5-1Plan
10/18/2013	Exercise of stock options	6,500	N/A	N/A
10/18/2013	Sale	6,500	39.1978	10b5-1Plan
10/21/2013	Exercise of stock options	7,200	N/A	N/A
10/21/2013	Sale	7,200	39.9274	10b5-1Plan
10/21/2013	Exercise of stock options	6,500	N/A	N/A
10/21/2013	Sale	6,500	39.934	10b5-1Plan
10/22/2013	Exercise of stock options	7,200	N/A	N/A
10/22/2013	Sale	7,200	40.3336	10b5-1Plan
10/22/2013	Exercise of stock options	6,500	N/A	N/A
10/22/2013	Sale	6,500	40.3346	10b5-1Plan
10/23/2013	Exercise of stock options	7,200	N/A	N/A
10/23/2013	Sale	7,200	40.2127	10b5-1Plan
10/23/2013	Exercise of stock options	2,097	N/A	N/A
10/23/2013	Sale	2,097	40.1926	10b5-1Plan
10/24/2013	Exercise of stock options	7,200	N/A	N/A

Date of Transaction	Type of Transaction	Quantity	Price Per Share (excluding commissions) (1)($)	How Effected
10/24/2013	Sale	7,200	40.5637	10b5-1Plan
10/25/2013	Exercise of stock options	7,200	N/A	N/A
10/25/2013	Sale	7,200	40.244	10b5-1Plan
10/28/2013	Exercise of stock options	7,200	N/A	N/A
10/28/2013	Sale	7,200	40.4299	10b5-1Plan
10/29/2013	Exercise of stock options	7,200	N/A	N/A
10/29/2013	Sale	7,200	41.2742	10b5-1Plan
10/30/2013	Exercise of stock options	7,200	N/A	N/A
10/30/2013	Sale	7,200	41.1013	10b5-1Plan
10/31/2013	Exercise of stock options	7,200	N/A	N/A
10/31/2013	Sale	7,200	41.3233	10b5-1Plan
11/1/2013	Exercise of stock options	7,200	N/A	N/A
11/1/2013	Sale	7,200	40.6039	10b5-1Plan
11/11/2013	Exercise of stock options	16,967	N/A	N/A
11/11/2013	Sale	16,967	44.0575	Open Market
11/12/2013	Exercise of stock options	5,692	N/A	N/A
11/12/2013	Sale	5,692	44.0536	Open Market
11/12/2013	Exercise of stock options	1,559	N/A	N/A
11/12/2013	Sale	1,559	44.0993	Open Market

(1)	Represents the weighted average sale price of all shares sold on such date.

Since November 12, 2013, Mr. Vadon has not effected any transactions in the Common Stock.

(a)
No other person is known to Mr. Vadon to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(b)	As of October 30, 2013, Mr. Vadon ceased to be the beneficial owner of more than 5 percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The following table summarizes the terms of all outstanding options and awards that the Issuer has granted to Mr. Vadon since the Schedule 13D.

Total Number of Shares in Grant	No. of Shares	Exercise Price	Expiration Date
11,519	11,519	$29.67	5/17/2022
4,657	4,657	N/A	N/A

Item 7.	Material to be Filed as Exhibits.

(1)	2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.1 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on April 19, 2004).

(2)
Form of Stock Option Agreement pursuant to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.2 to the Issuer’s Annual Report on Form 10-K, as filed with the SEC on March 25, 2005).

(3)
Form of Stock Grant Notice pursuant to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 23, 2004).

(4)	2013 Equity Incentive Plan (incorporated by reference to Exhibit 99.1.1 to the Issuer’s Current Report on Form S-8, as filed with the SEC on May 21, 2013).

(5)
Form of Restricted Stock Unit Grant Notice-Non-Employee Director under the Blue Nile, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 99.1.6 to the Issuer’s Current Report on Form S-8, as filed with the SEC on May 21, 2013).

(6)
Form of Restricted Unit Award Agreement under the Blue Nile, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 99.1.7 to the Issuer’s Current Report on Form S-8, as filed with the SEC on May 21, 2013).

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  November 19, 2013

/s/ Mark C. Vadon
Mark C. Vadon